SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  2)

ARI NETWORK SERVICES, INC.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

001930205

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(CUSIP Number)

December 31, 2011

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 001930205	Page 2 of 7

1.	NAME OF REPORTING PERSON

ROY W. OLIVIER

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

WISCONSIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

389,883

6.	SHARED VOTING POWER

291,401

7.	SOLE DISPOSITIVE POWER

389,883

8.	SHARED DISPOSITIVE POWER

291,401

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

681,284

SCHEDULE 13G

CUSIP No. 001930205	Page 3 of 7

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%

12.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

CUSIP No. 001930205	Page 4 of 7

ITEM 1.	(a)	NAME OF ISSUER

ARI NETWORK SERVICES, INC.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10850 West Park Place, Suite 1200, Milwaukee, Wisconsin 53224

ITEM 2.	(a)	NAME OF PERSON FILING

ROY W. OLIVIER

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

10850 West Park Place, Suite 1200, Milwaukee, Wisconsin 53224

	(c)	CITIZENSHIP

WISCONSIN, USA

	(d)	TITLE OF CLASS OF SECURITIES

COMMON STOCK

	(e)	CUSIP NUMBER

001930205

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

SCHEDULE 13G

CUSIP No. 001930205	Page 5 of 7

ITEM 3. Continued	(g)	[ ]	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 13d-1(b)(ii)(J);
(k)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP

(a)	Amount Beneficially Owned	681,284

(b)	Percent of Class	8.5%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	389,883

(ii)	Shared power to vote or to direct the vote:	291,401

(iii)	Sole power to dispose or to direct the disposition of:	389,883

(iv)	Shared power to dispose or to direct the disposition of:	291,401

The detail of Mr. Olivier’s beneficial ownership as of December 31, 2011 is as follows:

	Sole Voting/Dispositive Power	Shared Voting/Dispositive Power	Total
Shares owned outright	26,637	--	26,637
Shares held in Mr. Olivier’s 401(k) (vested)	13,246	--	13,246
Total shares owned	39,883	--	39,883

Options exercisable within 60 days	350,000	--	350,000

Total shares and option owned	389,833	--	389,883

Total shares in ARI 401(k) Plan (Note 1)		304,647	304,647
Less: Mr. Olivier’s 401(k) shares included above		13,246	13,246

Total reported shares and options	389,883	291,401	681,284

(1) Mr. Olivier is one of two trustees of ARI’S 401(k) Plan.

SCHEDULE 13G

CUSIP No. 001930205	Page 6 of 7

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following       [  ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

SCHEDULE 13G

CUSIP No. 001930205	Page 7 of 7

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 9th day of February, 2012

/s/ Roy W. Olivier
Signature

Roy W. Olivier, President
Name/Title